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Thomas White American Opportunities Fund

All information as of 06/30/07

Fund Facts
Ticker Symbol:	TWAOX
CUSIP:	543917306
Benchmark:	Russell Midcap Index
Incept Date:	3/4/99
Minimum Initial Investment:	Non-Retirement Plan	$2,500
	Retirement Plan	$1,000
Redemption Fee:	2% within first 60 calendar days

Second Quarter Commentary

Over the quarter ended June 30, 2007 the Fund returned +2.96%. This compares to a +5.30% return for the Russell MidCap Index. Year-to-date the Fund has returned 6.73% versus 9.90% for the index.

Domestically, the unpredictable nature of stocks mirrors the erratic nature of news occurring on an almost daily basis. The price of gasoline, the persistence of the subprime loan crisis and rising bond yields have all been factors in the recent volatility of the market. While increased spending in May indicated consumers seemed to have shrugged off recent fuel price increases, the concern remains that if oil prices continue to rise without increased production - or if there is a supply disruption - consumer spending will be dampened.

Top individual performers for the quarter included infrastructure specialty contractor Mastec Inc. (+43.7%), mining firm Freeport McMoran Copper&Gold (+25.1%) and staffing firm Manpower Inc. (+25.0%). Top performing industries in the second quarter included Services (+13.5%) led by Mastec Inc., Capital Goods (12.7%) led by Paccar Inc. (18.6%) and Energy (+ 10.9%) on the strength of Pride International Inc. (+22.6%).

Initially fueled by the subprime loan crisis, weakness in the U.S. housing market persists, with its impact now being felt by home merchandising and financial firms. The housing crunch will take nearly 1.3% out of the growth rate this year, but, encouragingly, the sector will begin a slow recovery in 2008. Stock market volatility related to the tenacity of the subprime loan crisis, fluctuating oil prices, rising bond yields and the question of consumer confidence could make investors more risk averse, at least in the short term.

While GDP growth has slowed in 2007, reduced inventory levels may result in companies increasing their production as we move into the summer. We feel the U.S. economic growth rate will rise from a first quarter low, approaching a 2.5% annualized rate by the 4th quarter. Our analysts find many US corporations have stronger than normal balance sheets in addition to higher than normal profit margins. We feel that many US corporations will continue to improve their productivity by outsourcing and investing in labor saving technology. The market is maintaining its upward direction with the average S&P 500 stock trading at 17 times earnings. This is only slightly above the average over the last 70 years with a broader range of stocks leading the gains than was the case in 2000.

Mergers and acquisitions activity continues to be a driving force in the marketplace as private equity funds and corporate capital are invested at record rates.

Overall, the economic forecast is positive. Stock prices remain reasonable, global growth continues to drive U.S. export demand and, overseas, banks are poised to raise interest rates to curb global inflation. Corporate profits, while slowing their growth, will continue at record levels while unemployment will remain low. As such, we believe that 2007 should be a year that produces moderate returns.

Moving into the third quarter, we reiterate the importance of adhering to our philosophy of stock selection and diversification. This approach mitigates the negative, short-term effect volatility can have on our ability to achieve our long-term investment goals.

Top Ten Holdings
Company	Industry	Weight
Martin Marietta Materials	Building	2.8%
Valero Energy Corp	Energy	2.7%
Manpower	Services	2.5%
Arrow Electronics	Industrials	2.2%
Dade Behring Holdings	Healthcare	2.0%
Reynolds American Inc	Consumer Staples	2.0%
Wisconsin Energy Corp	Utilities	1.9%
American Eagle Outfitters	Consumer Retail	1.7%
American Electric Power	Utilities	1.7%
Nike Inc	Consumer Retail	1.6%
		21.1%

Portfolio Weightings

[Chart omitted]

Financials	21.1%
Consumer Discretionary	18.0%
Industrials	12.1%
Utilities	9.2%
Healthcare	11.3%
Technology	5.8%
Energy	5.7%
Consumer Staples	4.9%
Materials	7.4%
Telecom	2.4%
Cash	2.1%

Market Cap Exposure
Large Cap (over $15 billion)	19.96%
Mid Cap ($1.75-$15 billion)	77.29%
Small Cap (under $1.75 billion)	2.75%

Portfolio Manager

[Picture omitted]

Thomas S. White, Jr.

o Fund manager since inception

o Founded firm in 1992; 41 years of investing experience

o Formerly a Managing Director at Morgan Stanley Asset Management

o B.A., Economics, Duke University

Average Annual Returns1,2

As of 06/30/07

[Chart omitted]

	2ndQtr	YTD	1-YR	3-YRS	5-YRS	Since Inception
American Opportunities Fund	3.0%	6.7%	14.4%	13.2%	12.9%	10.7%
Russell Midcap	5.3%	9.9%	20.8%	17.2%	16.4%	11.8%

Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance data quoted. Please call 1-800-811-0535 to obtain performance data as of the most recent month-end.

Yearly Performace1,2

Year	TWAOX	Russell Midcap Index
2007Q2	2.96%	5.30%
2007YTD	6.73%	9.90%
2006	10.49%	15.3%
2005	8.76%	12.7%
2004	20.14%	20.2%
2003	34.55%	40.1%
2002	-9.89%	-16.2%

Distributed By
Thomas White Funds Family 440 South LaSalle Street, Suite 3900 Chicago, IL 60605 1-800-811-0535 www.thomaswhite.com email: info@thomaswhite.com	Fees & Expenses[4]
	Advisory Fee	1.00%
	Other Expenses	0.35%
	Total Expenses	1.35%

Growth of $10,000 Investment

(As of 06/30/07)

[Chart omitted]

Date	TWAOX	Russell Midcap
Mar 4, 1999	10,000.00	10,000.00
Mar 31, 1999	9,990.00	10,340.76
Apr 30, 1999	10,790.00	11,104.66
May 31, 1999	10,790.00	11,072.81
Jun 30, 1999	11,210.00	11,463.34
Jul 31, 1999	10,900.00	11,148.67
Aug 31, 1999	10,570.00	10,859.92
Sep 30, 1999	10,390.00	10,477.65
Oct 31, 1999	10,730.00	10,974.29
Nov 30, 1999	10,750.00	11,290.35
Dec 31, 1999	11,142.69	12,283.90
Jan 31, 2000	10,451.28	11,876.81
Feb 29, 2000	10,451.28	12,790.14
Mar 31, 2000	11,433.28	13,523.02
Apr 30, 2000	11,363.13	12,883.38
May 31, 2000	11,182.77	12,541.97
Jun 30, 2000	11,142.69	12,913.21
Jul 31, 2000	11,052.50	12,768.07
Aug 31, 2000	11,814.05	13,991.25
Sep 30, 2000	11,463.34	13,791.87
Oct 31, 2000	11,506.44	13,579.48
Nov 30, 2000	11,054.59	12,357.32
Dec 31, 2000	11,727.11	13,297.72
Jan 31, 2001	11,464.41	13,511.81
Feb 28, 2001	11,317.30	12,689.62
Mar 31, 2001	11,096.62	11,902.86
Apr 30, 2001	11,800.67	12,920.55
May 31, 2001	12,178.97	13,160.88
Jun 30, 2001	12,042.36	13,035.85
July 31, 01	12,010.84	12,663.02
Aug 31, 2001	11,779.66	12,176.13
Sep 30, 2001	10,928.49	10,708.30
Oct 31, 2001	11,253.41	11,132.35
Nov 30, 2001	11,907.31	12,065.24
Dec 31, 2001	12,445.19	12,550.26
Jan 31, 2002	12,571.75	12,474.96
Feb 28, 2002	12,708.86	12,342.72
Mar 31, 2002	13,278.39	13,083.29
Apr 30, 2002	13,299.48	12,829.47
May 30, 2002	13,236.20	12,684.50
Jun 30, 2002	12,687.77	11,834.13
Jul 31, 2002	11,654.18	10,679.12
Aug 31, 2002	11,791.29	10,737.85
Sep 30, 2002	10,873.72	9,746.75
Oct 31, 2002	11,139.89	10,239.35
Nov 30, 2002	11,499.24	10,949.96
Dec 31, 2002	11,213.87	10,518.53
Jan 31, 2003	11,097.61	10,306.06
Feb 28, 2003	10,791.11	10,169.55
Mar 31, 2003	10,843.95	10,269.72
Apr 30, 2003	11,562.65	11,015.61
May 31, 2003	12,239.08	12,023.54
Jun 30, 2003	12,471.60	12,145.46
Jul 31, 2003	13,031.77	12,545.65
Aug 31, 2003	13,560.22	13,090.14
Sep 30, 2003	13,359.41	12,926.51
Oct 31, 2003	14,432.82	13,912.80
Nov 30, 2003	14,802.90	14,303.06
Dec 31, 2003	15,088.38	14,732.15
Jan 31, 2004	15,490.17	15,160.85
Feb 29, 2004	15,860.25	15,486.81
Mar 31, 2004	16,082.29	15,489.91
Apr 30, 2004	15,595.91	14,921.43
May 31, 2004	15,627.63	15,291.48
Jun 30, 2004	16,029.42	15,715.05
Jul 31, 2004	15,342.14	15,027.68
Aug 31, 2004	15,511.32	15,092.30
Sep 30, 2004	16,198.60	15,582.80
Oct 31, 2004	16,539.39	16,012.88
Nov 30, 2004	17,644.29	16,988.07
Dec 31, 2004	18,122.70	17,710.91
Jan 31, 2005	17,621.51	17,271.68
Feb 28, 2005	17,917.67	17,806.06
Mar 31, 2005	17,655.68	17,666.29
Apr 30, 2005	17,040.58	17,102.73
May 31, 2005	17,735.42	17,922.64
Jun 30, 2005	18,487.21	18,404.76
Jul 31, 2005	19,341.51	19,374.69
Aug 31, 2005	19,204.82	19,239.06
Sep 30, 2005	19,239.00	19,493.98
Oct 31, 2005	18,552.30	18,908.38
Nov 30, 2005	19,306.97	19,747.91
Dec 31, 2005	19,709.47	19,951.32
Jan 31, 2006	20,376.09	20,976.81
Feb 28, 2006	20,325.78	20,951.64
Mar 31, 2006	20,803.74	21,471.24
Apr 30, 2006	20,828.89	21,621.54
May 31, 2006	20,111.96	20,892.90
Jun 30, 2006	20,325.78	20,916.92
Jul 30, 2006	20,124.53	20,459.89
Aug 30, 2006	20,300.62	20,979.57
Sep 30, 2006	20,627.65	21,359.30
Oct 30, 2006	21,293.35	22,199.79
Nov 30, 2006	21,933.43	22,998.98
Dec 31, 2006	21,776.96	22,996.68
Jan 31, 2007	22,289.03	23,773.97
Feb 28, 2007	22,331.7	23,812.01
Mar 31, 2007	22,573.51	24,003.46
April 30, 2007	23,170.92	24,917.99
May 31, 2007	23,825.22	25,856.15
June 30, 2007	23,242.04	25,273.35

The above chart presents performance in terms of an initial $10,000 investment in the Fund, assuming all dividends reinvested, and the benchmark. The cumulative returns since inception are 132.4% for the Fund and 152.7% for the Russell Midcap index. Investors cannot invest directly in the index, although they can invest in its composite securities. During the periods shown, the Fund's manager reimbursed certain Fund expenses, absent which performance would have been lower. The performance data and graph do not reflect the deduction of taxes that a shareholder would pay on dividends, capital gain distributions or redemption of fund shares. Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

Risk Information3

	% year standard deviation	5 year annualized return
American Opportunities Fund	12.84%	12.87%
Russell Midcap	14.92%	16.39%
Russell Midcap Value	11.90%	17.17%
S&P 500	13.54%	10.71%

1. Total return includes reinvestment of dividends and capital gains and reflects fee waivers/reimbursements, in the absence of which total returns would have been lower. You should consider the investment objectives, risks, charges and expenses of the Fund before investing. For a prospectus containing this and other information, please call 1-800-811-0535 or visit the Fund's website at www.thomaswhitefunds.com.

2. The Russell Midcap Index measures the performance of the 800 smallest companies in the Russell 1000 Index, which measure the performance of the 1,000 largest US companies based on total market capitalization. All indices are unmanaged and returns assume the reinvestment of dividends.

3. The above graph displays the American Opportunities Fund's risk/reward profile, when based against the Russell Midcap Index . The Fund falls into a quadrant that represents a return pattern that has potentially high reward with potentially lower risk than the Russell Midcap Index. The data in the scatterplot graph represents the annualized five year performance and standard deviation, which is a measure of volatility. No measure of risk is necessarily more accurate or reliable than another and the data presented is not intended to be a prediction of future results. Source: Morningstar Direct.

4. The Advisor has agreed to reimburse the American Opportunities Fund to the extent that the Fund's total operating expenses exceed 1.35% of the Fund's average daily net assets during the current fiscal year.

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Thomas White International Fund

All information as of 06/30/07

Fund Facts
Ticker Symbol:	TWWDX
CUSIP:	543917108
Benchmark:	MSCI All-Country World ex US
Incept Date:	6/28/94
Minimum Initial Investment:	Non-Retirement Plan	$2,500
	Retirement Plan	$1,000
Redemption Fee:	2% within first 60 calendar days

Second Quarter Commentary

For the second quarter of 2007, the Thomas White International Fund returned 8.82%, out performing the MSCI All Country ex US index (+8.19%). Year to date, the Fund is up 12.59%. The Fund's three-year and five-year returns outperformed the index by 438 and 109 basis points, respectively.

International equity performance continues to be driven by a number of sector and region strengths. Communications, industrials and commodity oriented companies remain strong performers for the portfolio. Emerging markets continue to buoy returns - particularly in China, where economic growth remains robust despite government efforts to moderate the pace. Economic recovery in Europe, coupled with growing confidence by the region's business executives, pushed European stock prices higher. Mergers and acquisition activity continues to be a driving force in the global marketplace as private equity funds and corporate capital keep being invested at near record rates.

Leading second quarter performers included Korean investment bank Hyundai Securities (+82.8%), top Korean chemical manufacturer LG Chemical Ltd (+68.1%) and China Shipping Development (+51.6%), a developer and operator of coal-fired power plants in China. Strong results were also realized by Chinese shipping firm China Shipping Development (+51.6%), and Canadian resource-oriented firms Potash Corp of Saskatchewan (+46.8%) and Petro-Canada (+35.8%).

In Japan, continuing economic growth was reflected in returns from tool maker Makita Corp. (+28.6%) and steel firm Sumitomo Metal Industries (+36.2%). However, weak returns from entertainment conglomerate Sega Sammy Holdings (-30.7) followed year-end declines in net sales, operating and net income. Real estate developer Sumitomo Realty and Development (-14.1%), and pharmaceutical firm Tanabe Seiyaku Co Ltd. (-12.5%) also undermined the Fund's performance in this region.

GDP growth has slowed in the United States but we expect it to ramp up in the second half of the year. On the other hand, GDP growth remained strong in many other regions of the world, picking up from a low base in Europe. This region has shown a rare economic independence from the American economy, moving beyond the modest growth in 2006. Emerging Markets once again boom while Russia, South Africa, Canada, Brazil, Australia and other resource rich countries continue to benefit from high oil and mineral prices. Japan's economy will also outgrow the U.S. in 2007, being pulled out of its long slumber by China, the world's new economic locomotive. The same holds true for the rest of the countries in the Far East.

Stock market volatility related to the subprime loan crisis, fluctuating oil prices, rising bond yields and the question of consumer confidence could make investors more risk averse, at least in the short term. Going forward, controlled inflation, historically low interest rates, solid global growth and reasonable market valuations should positively impact global equity markets. Given the past four years of above average world economic growth, markets have not created as many excesses as seen in the Tech Bubble of 2000. Global inflation is still tame and we expect growth rates to be a bit lower in 2007 and 2008 but with a relatively low chance of a recession.

Moving into the third quarter, we reiterate the importance of maintaining a diversified portfolio designed to moderate market volatility. This diversification, together with adherence to our philosophy of stock selection helps to mitigate the negative short-term effect that volatility can have on our ability to achieve our long-term investment goals.

Thank you for your confidence in Thomas White International, Ltd.

Top Ten Holdings
Company	Country	Industry	Weight
Imperial Tobacco Group	United Kingdom	Consumer Staple	1.9%
Deutche Bank AG	Germany	Banking	1.8%
Christian Dior	France	Consumer Staple	1.8%
Repsol YPF SA	Spain	Energy	1.8%
Samsung Electronics	Korea	Technology	1.6%
Akzo Nobel NV	Netherlands	Chemicals	1.6%
United Overseas Bank	Singapore	Banking	1.5%
Toyota Motor Corp	Japan	Consumer Durable	1.4%
Sanofi-Aventis	France	Health Care	1.3%
Julius Baer Holding	Switzerland	Banking	1.3%
Top 10 Holdings Weight:			16.0%
Total Number of Holdings: 142

Country/Asset Allocation

[Chart omitted]

Continental Europe	32.8%
Emerging Markets	18.9%
Japan	14.8%
United Kingdom	12.2%
Pacific xJapan	7.9%
North America	5.9%
Cash	7.5%

Market Cap Exposure
Large Cap (over $15 billion)	65.97%
Mid Cap ($1.75-$15 billion)	33.63%
Small Cap (under $1.75 billion)	0.40%

Portfolio Manager

[Picture omitted]

Thomas S. White, Jr.

o Fund manager since inception

o Founded firm in 1992; 41 years of investing experience

o Formerly a Managing Director at Morgan Stanley Asset Management

o B.A., Economics, Duke University

Average Annual Returns1,2 As of 06/30/07

[Chart omitted]

	2nd Qtr	YTD	1-YR	3-YRS	5-YRS	10-YRS	Inception
International Fund	8.8%	12.6%	31.9%	29.4%	21.0%	11.2%	12.1%
MSCI All-Country World ex US	8.2%	12.3%	29.6%	24.5%	19.5%	8.3%	9.2%

Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance data quoted. Please call 1-800-811-0535 to obtain performance data as of the most recent month-end.

Yearly Performace1,2

Year	TWWDX	MSCI All-Country x US
2007Q2	8.82%	8.19%
2007YTD	12.59%	12.25%
2006	31.8%	26.7%
2005	25.5%	16.6%
2004	20.4%	20.9%
2003	36.3%	40.8%
2002	-11.4%	-15.0%

Distributed By
Thomas White Funds Family	Fees & Expenses3
440 South LaSalle Street, Suite 3900	Advisory Fee	1.00%
Chicago, IL 60605	Other Expenses	0.44%
1-800-811-0535	Total Expenses	1.44%
www.thomaswhite.com
email: info@thomaswhite.com

Growth of $10,000 Investment (As of 06/30/07)

[Chart omitted]

Date	TWWDX	AC EX USA
Jun 28, 1994	10,000.00	10,000.00
Jun 30, 1994	10,010.00	10,000.00
Jul 31, 1994	10,440.00	10,184.41
Aug 31, 1994	10,690.00	10,533.15
Sep 30, 1994	10,380.00	10,312.33
Oct 31, 1994	10,500.00	10,556.50
Nov 30, 1994	10,130.00	10,054.01
Dec 31, 1994	10,067.11	10,041.90
Jan 31, 1995	9,966.24	9,557.29
Feb 28, 1995	10,258.77	9,504.36
Mar 31, 1995	10,531.13	10,034.01
Apr 30, 1995	10,803.48	10,391.20
May 31, 1995	11,035.49	10,335.09
Jun 30, 1995	11,106.10	10,191.36
Jul 31, 1995	11,549.94	10,746.69
Aug 31, 1995	11,388.55	10,364.35
Sep 30, 1995	11,570.12	10,555.72
Oct 31, 1995	11,408.72	10,275.30
Nov 30, 1995	11,620.55	10,490.30
Dec 31, 1995	11,982.92	10,898.89
Jan 31, 1996	12,357.39	11,020.46
Feb 29, 1996	12,432.28	11,022.23
Mar 31, 1996	12,507.17	11,236.46
Apr 30, 1996	12,838.84	11,635.98
May 31, 1996	12,913.74	11,441.56
Jun 30, 1996	12,903.04	11,509.02
Jul 31, 1996	12,475.08	11,114.33
Aug 31, 1996	12,710.46	11,177.92
Sep 30, 1996	13,020.73	11,452.80
Oct 31, 1996	13,191.91	11,334.58
Nov 30, 1996	13,898.05	11,764.65
Dec 31, 1996	13,960.43	11,623.00
Jan 31, 1997	14,018.17	11,409.13
Feb 28, 1997	14,145.19	11,618.15
Mar 31, 1997	13,937.34	11,594.33
Apr 30, 1997	14,052.81	11,692.19
May 31, 1997	14,907.30	12,414.77
Jun 30, 1997	15,357.63	13,099.44
Jul 31, 1997	15,946.53	13,364.05
Aug 31, 1997	15,115.14	12,312.97
Sep 30, 1997	16,073.55	12,979.10
Oct 31, 1997	15,276.80	11,874.58
Nov 30, 1997	15,426.92	11,725.67
Dec 31, 1997	15,594.27	11,860.52
Jan 31, 1998	15,838.69	12,215.14
Feb 28, 1998	16,853.05	13,029.89
Mar 31, 1998	17,794.09	13,480.73
Apr 30, 1998	17,745.20	13,577.12
May 31, 1998	17,598.55	13,331.37
Jun 30, 1998	17,610.77	13,280.71
Jul 31, 1998	17,720.76	13,406.88
Aug 31, 1998	15,398.73	11,516.51
Sep 30, 1998	15,435.39	11,273.05
Oct 31, 1998	16,596.41	12,453.90
Nov 30, 1998	17,415.23	13,123.17
Dec 31, 1998	18,173.73	13,575.92
Jan 31, 1999	18,213.18	13,560.58
Feb 28, 1999	17,779.22	13,256.83
Mar 31, 1999	18,029.08	13,897.13
Apr 30, 1999	18,883.85	14,591.99
May 31, 1999	18,200.68	13,906.16
Jun 30, 1999	19,001.03	14,545.85
Jul 31, 1999	19,297.46	14,887.67
Aug 31, 1999	19,312.28	14,939.78
Sep 30, 1999	19,030.67	15,041.37
Oct 31, 1999	19,712.46	15,600.91
Nov 30, 1999	20,927.81	16,224.95
Dec 31, 1999	22,955.30	17,772.81
Jan 31, 2000	21,250.23	16,807.74
Feb 29, 2000	22,244.86	17,261.55
Mar 31, 2000	22,465.88	17,910.59
Apr 30, 2000	21,266.02	16,911.18
May 31, 2000	20,966.05	16,478.25
Jun 30, 2000	21,708.08	17,180.22
Jul 31, 2000	20,918.69	16,501.60
Aug 31, 2000	20,902.90	16,706.22
Sep 30, 2000	19,924.07	15,779.03
Oct 31, 2000	19,458.89	15,277.26
Nov 30, 2000	18,896.31	14,591.31
Dec 31, 2000	19,591.27	15,090.33
Jan 31, 2001	19,624.36	15,316.68
Feb 28, 2001	18,449.54	14,103.60
Mar 31, 2001	17,009.98	13,106.48
Apr 30, 2001	18,135.16	13,997.72
May 31, 2001	17,804.22	13,611.38
Jun 30, 2001	17,539.48	13,088.71
July 31, 01	17,208.54	12,798.14
Aug 31, 2001	16,910.70	12,480.74
Sep 30, 2001	15,173.30	11,156.54
Oct 31, 2001	15,443.99	11,468.92
Nov 30, 2001	15,977.12	11,993.05
Dec 31, 2001	16,310.32	12,147.04
Jan 31, 2002	15,727.22	11,627.15
Feb 28, 2002	16,010.44	11,710.86
Mar 31, 2002	17,110.01	12,346.76
Apr 30, 2002	17,326.60	12,427.01
May 30, 2002	17,826.40	12,562.47
Jun 30, 2002	17,026.71	12,019.77
Jul 31, 2002	15,360.69	10,848.44
Aug 31, 2002	15,693.90	10,848.99
Sep 30, 2002	14,027.88	9,698.99
Oct 31, 2002	14,474.09	10,218.86
Nov 30, 2002	14,910.67	10,710.69
Dec 31, 2002	14,457.30	10,364.74
Jan 31, 2003	13,987.14	10,000.94
Feb 28, 2003	13,416.24	9,797.92
Mar 31, 2003	13,164.37	9,607.84
Apr 30, 2003	14,457.30	10,534.03
May 31, 2003	15,313.66	11,205.05
Jun 30, 2003	15,683.06	11,515.43
Jul 31, 2003	16,035.68	11,821.74
Aug 31, 2003	16,606.59	12,174.03
Sep 30, 2003	16,975.99	12,515.51
Oct 31, 2003	17,915.26	13,326.77
Nov 30, 2003	18,391.19	13,617.42
Dec 31, 2003	19,699.99	14,657.11
Jan 31, 2004	20,175.91	14,892.51
Feb 29, 2004	20,583.85	15,271.07
Mar 31, 2004	20,753.83	15,364.99
Apr 30, 2004	19,920.95	14,887.45
May 31, 2004	19,835.97	14,934.49
Jun 30, 2004	20,396.88	15,258.27
Jul 31, 2004	19,818.97	14,813.64
Aug 31, 2004	19,971.95	14,932.30
Sep 30, 2004	20,532.86	15,412.38
Oct 31, 2004	21,180.64	15,948.42
Nov 30, 2004	22,763.60	17,055.40
Dec 31, 2004	23,727.13	17,787.76
Jan 31, 2005	23,469.04	17,481.45
Feb 28, 2005	24,983.18	18,343.64
Mar 31, 2005	24,191.70	17,845.97
Apr 30, 2005	23,555.07	17,405.89
May 31, 2005	23,709.93	17,515.03
Jun 30, 2005	24,294.93	17,844.66
Jul 31, 2005	25,499.36	18,503.13
Aug 31, 2005	26,583.34	18,976.62
Sep 30, 2005	28,114.68	19,955.44
Oct 31, 2005	27,168.28	19,229.06
Nov 30, 2005	28,234.80	19,875.54
Dec 31, 2005	29,787.81	20,831.75
Jan 31, 2006	32,482.18	22,284.14
Feb 28, 2006	32,500.89	22,219.74
Mar 31, 2006	33,754.53	22,865.22
Apr 30, 2006	35,775.31	24,044.15
May 31, 2006	33,791.95	22,935.72
Jun 30, 2006	33,511.28	22,912.78
Jul 30, 2006	33,754.53	23,147.18
Aug 30, 2006	34,690.07	23,803.17
Sep 30, 2006	34,839.76	23,818.64
Oct 30, 2006	36,238.73	24,788.54
Nov 30, 2006	37,599.43	25,688.61
Dec 31, 2006	39,260.29	26,489.07
Jan 31, 2007	39,280.3	26,587.87
Feb 28, 2007	39,100.2	26,750.32
Mar 31, 2007	40,620.99	27,503.88
April 30, 2007	42,602.01	28,779.24
May 31, 2007	44,162.82	29,568.08
June 30, 2007	44,202.84	29,820.59

The above chart presents performance in terms of an initial $10,000 investment in the Fund, assuming all dividends reinvested, and the benchmark. The cumulative returns since inception was 342.0% for the Fund and 193.1% for the index. The MSCI Index includes gross dividends. Investors cannot invest directly in the index, although they can invest in its composite securities. During the periods shown, the Fund's manager reimbursed certain Fund expenses, absent which performance would have been lower. The performance data and graph do not reflect the deduction of taxes that a shareholder would pay on dividends, capital gain distributions or redemption of fund shares. Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

Sector Allocation
Financials	26.6%
Consumer Discretionary	13.2%
Materials	12.2%
Cash	7.5%
Industrials	7.0%
Consumer Staples	6.8%
Energy	6.1%
Telecom	5.9%
Technology	5.4%
Utilities	4.8%
Healthcare	4.5%

To Contact the Thomas White Funds, please call, 1-800-811-0535 or 312-663-8300. Or email us at info@thomaswhite.com.

1. Total return includes reinvestment of dividends and capital gains and reflects fee waivers/reimbursements, in the absence of which total returns would have been lower. Investing in international markets may involve additional risks, such as social and political instability, market illiquidity, exchange-rate fluctuations, a high level of volatility and limited regulation. You should consider the investment objectives, risks, charges and expenses of the Fund before investing. For a prospectus containing this and other information, please call 1-800-811-0535 or visit the Fund's website at www.thomaswhitefunds.com.

2. The MSCI All-Country World ex US Index is a free float-adjusted market capitalization-weighted index of 47 countries, which includes developed and emerging markets. The index is unmanaged and returns assume the reinvestment of dividends. It is not possible to invest directly in an index.

3. The Advisor has agreed to reimburse the International Fund to the extent that the Fund's total operating expenses exceed 1.50% of the Fund's average daily net assets during the current fiscal year.